March 2016

Pricing Sheet dated March 31, 2016 relating to

Preliminary Terms No. 829 dated March 2, 2016

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. and International Equities

Market-Linked Notes due October 4, 2023

Fully and Unconditionally Guaranteed by Morgan Stanley

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

PRICING TERMS – MARCH 31, 2016
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$1,148,000
Pricing date:	March 31, 2016
Original issue date:	April 5, 2016 (3 business days after the pricing date)
Maturity date:	October 4, 2023
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial index value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	33.3333%	2,059.74	0.016183256
	EURO STOXX 50® Index (the “SX5E Index”)	SX5E	33.3333%	3,004.93	0.011092871
	TOPIX Index® (the “TPX Index”)	TPX	33.3333%	1,347.20	0.024742651
	* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index, the SX5E Index and the TPX Index, collectively, as the underlying indices.
Payment at maturity:

The payment due at maturity per $10 stated principal amount will equal:

$10 + supplemental redemption amount, if any.

In no event will the payment at maturity be less than the stated principal amount, regardless of the performance of the underlying indices.

Supplemental redemption amount:	(i) $10 times (ii) the basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Basket percent change:	(final basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.268 per note. See “Investment Summary” on page 3.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per note	$10	$0.30(1)
	$0.05(2)		$9.65
Total	$1,148,000	$40,180	$1,107,820

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each note.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the notes.

Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, and S&P Dow Jones Indices LLC makes no representation regarding the advisability of investing in the notes.

TOPIX®” and “TOPIX Index®” are trademarks of the TSE and have been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by the TSE, and the TSE makes no representation regarding the advisability of investing in the notes.

Preliminary Terms No. 829 dated March 2, 2016	Product Supplement for Equity-Linked Notes dated February 29, 2016
Index Supplement dated February 29, 2016	Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Terms continued from previous page:
Initial basket value:	The initial basket value is 100, which is equal to the sum of the products of (i) the initial index value of each basket component, as set forth under “Basket—Initial index value” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above.
Final basket closing value:	The basket closing value on the determination date
Basket closing value:	On any date, the sum of the products of (i) the closing value of each basket component on such date, and (ii) the multiplier for such basket component.
Multiplier:	The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100. Each multiplier will remain constant for the term of the notes.
Determination date:	September 29, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61766B168
ISIN:	US61766B1686